August 23, 2013	Yana Guss T +1 617 951 7109 F +1 617 235 7317 yana.guss@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A for Babson Capital Funds Trust (the “Registrant”), on behalf of Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund File Nos.: 333-188840, 811-22845

Dear Ms. Browning:

This letter provides the Registrant’s response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Pre-Effective Amendment to the Registration Statement (“PEA”), filed with the Commission on August 21, 2013. The Staff’s comments were provided to Yana Guss of Ropes & Gray LLP, counsel to the Registrant, telephonically on August 22, 2013 and August 23, 2013. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Comment. With regard to the Registrant’s response to Comment 6 of the Staff by correspondence letter dated August 21, 2013, please represent supplementally to the Staff that the Board of Trustees has no present intention to modify the exclusions from the fee reimbursement agreement with the Manager.

Response. The Registrant confirms that the Board of Trustees has no present intention to modify the exclusions from the fee reimbursement agreement with the Manager.

Statement of Additional Information

2.	Comment. The Statement of Assets & Liabilities in the “Financial Statements” section of the Statement of Additional Information does not disclose accrued organizational expenses that Babson Global Floating Rate Loan Fund and Babson Global Credit Income Opportunities Fund (each a “Fund” and together, the “Funds”) have incurred. Please indicate supplementally whether the Funds have incurred organizational costs and, if so, why they are not reflected on the balance sheet.

Response. The Registrant confirms that the Manager has agreed to pay all of the organizational expenses incurred by the Funds prior to the initial public offering of the Funds and that the Manager has represented to the Registrant that it will not seek to recoup such expenses from the Funds at a later date.

Part C

3.	Comment. Part C contains disclosure suggesting that additional exhibits will be filed by amendment. Please confirm supplementally to the Staff that the Registration Statement contains all exhibits required by Item 28 of Form N-1A.

Response. The Registrant confirms that the Registration Statement contains all exhibits required by Item 28 of Form N-1A.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana Guss

Yana Guss

cc:	Janice M. Bishop

Brian D. McCabe